Mail Stop 4720   November 18, 2009

Mr. Frank Jakubaitis
Chairman and Chief Executive Officer
WECOSIGN, Inc.
3400 West MacArthur Boulevard, Suite 1
Santa Ana, California 92704

      Re: **WECOSIGN, Inc.**
              Registration Statement on Form S-1
              Amendment no. 3 filed November 9, 2009
              File No. 333-160570

Dear Mr. Jakubaitis:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM S-1</u>

<u>Prospectus Summary</u>
<u>Overview, page 1</u>

1. We note your response to comment 2 and reissue the comment in part. As previously requested, please explain how you determine an applicant's character and the rating you assign as a result of such determination.

2. Please define the term "providing spouse."

3. As previously requested, please explain how your system evaluates "life events" such as divorce, employment interruptions or death of a spouse in view of the fact your application does not request such information and the interview, as described in your disclosure, is directed to corroborate a life event of which the interviewer is already aware. For example, do you use an applicant's social security number to obtain personal information from third party databases?

4. Please specifically state whether the company or Mr. Jakubaitis owns the proprietary underwriting system including the algorithm-based system. In addition, please expand the discussion to provide specific additional disclosure depending upon whether Mr. Jaubaitis still owns the technology or has transferred it to the company. As may be applicable, the additional disclosure may include additional risk factors, a discussion of the terms and conditions of the transfer, and the filing of the transfer agreement as an exhibit.

Risk Factors

"Our operations are not yet, and have not yet been profitable and we have experienced increasing operating cost in regard to this filing."

5. Please revise the discussion to remove the mitigating language to the effect your operating losses are due to the costs you incurred in connection with the filing of the registration statement. In this regard, we note the costs of the offering listed in Item 13 of the registration statement and that you experienced substantial operating losses without taking professional services into account.

Prospects, page 19

6. We note that according to the information in "Operations" on page 19, you currently have 128 approved applicants and approximately 55 monthly applications. We also note the anticipated goals set forth in the second paragraph of the section entitled "Prospects." Please confirm that you currently anticipate that by the end of November 2009, your fiscal year, or calendar year end December 31, 2009, you will achieve the projected goals of 150 applications per month and a total of 225 approved applicants. If you cannot confirm that you still anticipate you will be receiving 150 applicants per month and have 225 approved applicants by December 31, 2009, please revise your disclosure accordingly.

7. Please update the discussion throughout the prospectus as necessary to describe your commercial division and its activities, including disclosure as to

what you have done this year to date with respect to your commercial division. Alternatively, if you have not engaged in any commercial activities to date, please describe your current plans regarding the commercial division.

Competition, page 20

8. We note your response to comment 15. Please revise the first sentence of this section to indicate you believe you are the first to market the business model of providing cosigning services.

Directors, Executive Officers, Promoters and Control Persons, page 28

9. We note your response to comment 20 and reissue the comment in part. As previously requested, please describe the specific business experience for Mr. Jakubaitis for at least the past five years, including places and specific periods of employment. The reference to the pre-paid music card developed in 1995 does not describe his recent business experience. In addition, please expand the discussion to state when the speaker manufacturing company was sold.

Employment Agreements
Employment Agreement with Mr. Frank Jakubaitis, page 29

10. We note the discussion concerning disability payments contained in the second paragraph of this section. However, the employment agreement dated May 1, 2009 filed as exhibit 10.8 does not contain any provision for disability payments. We also note clause 12 which states the agreement is the entire agreement between the company and the employee. Please revise.

Financial Statements

Notes To Financial Statements

Note 1 – Organization, History and Significant Accounting Policies and Procedures

Managements Plans, page F-7

11. Please clarify your statement "Based on the management's estimates of cash flows through November 30, 2009, they believe the Company will continue as a going concern." In doing so reconcile the fact that you had a $388,481 deficit in Net Cash Flows In Operating Activities for the nine months ended August 31, 2009 with only $195,123 in Cash at August 31, 2009. Provide more specific steps you are taking to raise additional capital and/or what expenses can be or have been reduced. Tell us what positive operational

results occurred between August 31, 2009 and November 30, 2009 to support your estimates.

Note 5 – Commitments and Contingencies, page F-12

12. Refer to your responses to Comments 29 and 31. We are still uncertain why you separately categorize unearned registration (application) fees from your stand ready obligation. You disclose in Note 1 on page F-8 that at the inception of the contract you record the full amount of the contractual fee due. It would appear that the application fee is a portion of the contractual fee and should be characterized as part of the stand-ready obligation. Please revise your disclosure to clearly indicate that your application fees are a component of your stand-ready obligation consistent with your response to Comment 31.

13. Refer to your response to Comment 30. With respect to your accrual of $18,223, it remains unclear whether you are accruing for defaults that have already occurred; or, are creating a reserve for future defaults based on historical experience, which does not appear to comply with the guidance in FASB Accounting Standards Codification ("ASC") 450-20-25 (SFAS 5) and ASC 460-10 (FIN 45). Please tell us if the accrual is based on specific leases that have defaulted, whether reported to you or not, as of August 31, 2008.   If not, please revise your accounting to remove this general reserve and revise your disclosure throughout.

Exhibit 10.8

14. The footnote to exhibit 10.8, the employment agreement with Mr. Jakubaitis, states the exhibit is incorporated by reference from the exhibits filed with your amendment of September 15, 2009. Exhibit 10.8 filed September 15, 2009 reflects an agreement dated April 10, 2009. However, exhibit 10.8 filed on November 6, 2009 reflects a subsequent employment agreement with Mr. Jakubaitis dated May 1, 2009. Accordingly, the footnote disclosure in your most recent amendment pertaining to Exhibit 10.8 appears to be incorrect. Please revise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joseph M. Lucosky, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, New Jersey 07726